Exhibit 99.6

SGS International, Inc.

626 West Main Street, Suite 500

Louisville, KY 40202

April 10, 2008

Citicorp Capital Investors, Ltd.

731 Lexington Avenue, 28th Floor

New York, NY 10022

Attn: Adrian Millan

Ladies and Gentlemen:

Reference is made to that certain Registration Rights Agreement dated as of December 30, 2005 by and among SGS International, Inc. and the Guarantors named therein, as Issuers (collectively, the “Company”), and UBS Securities and Lehman Brothers Inc., as Initial Purchasers (the “Registration Rights Agreement”). The Registration Rights Agreement sets forth certain understandings with respect to the $200 million aggregate principal amount of the Company’s 12% Senior Subordinated Notes due 2013, offered in connection with that certain Purchase Agreement, dated December 15, 2005 by and among the Issuers and the Initial Purchasers (the “Old Notes”). Capitalized terms used herein and not defined shall have the respective meanings set forth in the Registration Rights Agreement.

The Company and Citicorp Capital Investors, Ltd. (“Citicorp Capital”) hereby acknowledge that, pursuant to the Registration Rights Agreement, the Company filed a registration statement and commenced an Exchange Offer for the Old Notes (the “2006 Exchange”). The 2006 Exchange closed on August 4, 2006, with holders of $175 million aggregate principal amount of the Old Notes tendering their notes and such Old Notes were cancelled by the Company and exchanged for an equal aggregate principal amount of 12% Senior Subordinated Notes due 2013 (the “New Notes”).

The Company and Citicorp Capital further acknowledge that Citicorp Capital is the holder of $25 million aggregate principal Old Notes (the “Outstanding Notes”), which were not eligible to participate in the 2006 Exchange.

The Company and Citicorp Capital hereby agree and affirm that the Registration Rights Agreement provides Citicorp Capital with a demand right to request the Company to register its Outstanding Notes. The Company and Citicorp Capital further agree and affirm that, pursuant to the terms of the Registration Rights Agreement, the registration of the Outstanding Notes shall be on Form S-4, rather than any other appropriate form, in which the Company shall offer to exchange all of the Outstanding Notes for a like aggregate principal amount of New Notes. The Company and Citicorp Capital hereby agree and affirm that such registration shall be conducted in accordance with Section 2 of the Registration Rights Agreement (except with respect to deadlines measured from the Issue Date) and is intended to satisfy the Company’s obligations under the Registration Rights Agreement.

The terms of the Registration Rights Agreement shall remain in full force and effect, without modification, waiver or amendment. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

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If the foregoing accurately reflects the agreement of the parties, kindly sign this letter agreement and return a signed copy to the Company at (866) 220-1085, Attention: Benjamin F. Harmon IV.

Very truly yours, SGS International, Inc.

By:	/s/ Henry R. Baughman
Name: Henry R. Baughman
Title: President and Chief Executive Officer

Acknowledged and Agreed to:

CITICORP CAPITAL INVESTORS, LTD.

By:	/s/ Adrian Millan
Name: Adrian Millan Title: Director Date: April 10, 2008